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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No. 3 )*

Basic Energy Services, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

06985P100
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745(3-06)

Page 1 of 5 pages

CUSIP No. 06985P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Credit Suisse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 18,188,138

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 18,189,030

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,189,030

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 43.8%

12.	Type of Reporting Person (See Instructions) BK

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer Basic Energy Services, Inc.

(b)	Address of Issuers Principal Executive Offices: 400 Illinois, Suite 800, Midland, Texas 79701

Item 2.

(a)	Name of Person Filing Credit Suisse. See Schedule I

(b)	Address of Principal Business Office, or if none, Residence Uetlibergstrasse 231, P.O. Box 900, CH-8070, Zurich, Switzerland

(c)	Citizenship Switzerland

(d)	Title of Class of Securities Common Stock, $.01 par value per share

(e)	CUSIP Number 06985P100

Item 3.   If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the                person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3 (a) (6) of the Act.

(c)	☐ Insurance Company as defined under Section 3 (a) (19) of the Act.

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provision of the An employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b) (ii) (F);

(g)	☐ A parent Holding Company, in accordance with Section 240.13d-1 (b) (ii) (G);

(h)	☐ Group, in accordance with Section 240.13d-1 (b) (1) (ii) (H);

Page 3 of 5 pages

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 18,189,030

(b)	Percent of class: 43.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 18,188,138

(iii)	Sole power to dispose or to direct the disposition of : 0

(iv)	Shared power to dispose or to direct the disposition of: 18,189,030

Item 5. Ownership of Five Percent or Less of a Class. ☐

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. See Schedule I.

Item 8. Identification and Classification of Members of the Group. Not applicable.

Item 9. Notice of Dissolution of Group. Not applicable.

Item 10. Certifications.

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 17, 2009
(Date)

Credit Suisse By: /s/ Ivy Dodes
(Signature)

Ivy Dodes, Managing Director
(Name/Title)

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule I

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse (the "Bank"), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the "Investment Banking division"), the Alternative Investments business (the "AI Business") within the Asset Management division (the "Asset Management division") and the U.S. private client services business (the "U.S. PCS Business") within the Private Banking division (the "Private Banking division") (the "Reporting Person").  The address of the principal business of the Bank is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland.  The address of the principal business and office of the Reporting Person in the United States is Eleven Madison Avenue, New York, New York 10010.

The ultimate parent company of the Bank is Credit Suisse Group AG ("CSG"), a corporation formed under the laws of Switzerland.  CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products.  The Bank is comprised of the Investment Banking division, the Asset Management division and the Private Banking division.  The Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide.  The Asset Management division provides asset management and investment advisory services across a broad range of investment classes, including alternative investments.  The Private Banking division offers global private banking and corporate and retail banking services in Switzerland.  The business address of CSG is Paradeplatz 8, P.O. Box 1, CH 8070, Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person.  CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division (other than the AI Business) (the "Traditional AM Business") and the Private Banking division (other than the U.S. PCS Business (the "Non-U.S. PB Business") may beneficially own Shares to which this Statement relates (the "Shares") and such Shares are not reported in this Statement.  CSG disclaims beneficial ownership of Shares beneficially owned by the Reporting Person.  Each of the Traditional AM Business and the Non-U.S. PB Business disclaims beneficial ownership of Shares beneficially owned by the Reporting Person.  The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Traditional AM Business and the Non-U.S. PB Business.

Page 5 of 5 pages